[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]





April 6, 2009

Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

            Re:    Wilshire Enterprises, Inc.
                   Additional Soliciting Material on Schedule 14A
                   Filed March 12, 2009
                   File No. 1-04673

Dear Ms. Duru:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in the letter from the Staff dated March 19, 2009 (the "Comment Letter") regarding the above-referenced Additional Soliciting Materials filed by Wilshire Enterprises, Inc. (the "Company") on March 12, 2009 (the "March 12th Letter").

Set forth below are the Company's responses to the Staff's comments.

General
-------

1. We remind you that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In this regard, we note that you identify as a "fact" the Bulldog nominees' "fire sale" agenda. You further disclose that Bulldog intends to pursue the fire sale or liquidation "now." It is not apparent from the publicly filed documents that Bulldog intends to pursue a "fire sale" nor do they specify that they would immediately commence such a sale. In addition, you state that Bulldog has engaged in "hit and run" short term investing.

      Please provide objective support for the assertions you make. Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark


Dennis J. Block    Tel  212 504 5555   Fax  212 504 6666    dennis.block@cwt.com

CADWALADER


      any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

As you know, Phillip Goldstein and Andrew Dakos (collectively, with their entities Full Value Partners L.P. and Bulldog Investors General Partnership, "Bulldog") have filed a definitive proxy statement with the SEC pursuant to which they have solicited proxies in support of a shareholder proposal recommending that the Company's board pursue a "liquidity event." In explaining what is meant by a liquidity event, Bulldog's proxy statement states that "pursuing a bird in the hand liquidity event, e.g., a sale or a liquidation of Wilshire or a merger into a larger company is superior to and much less risky than pursuing an ambitious growth strategy." While the Bulldog proxy statement states that "proposal is only a recommendation and will not automatically result in a transaction," Bulldog's letter to shareholders, which Bulldog included as part of its definitive proxy statement (even though it was not filed with the preliminary proxy statement), states that shareholders should support Bulldog's proposal because "a liquidity event in the near future is likely to result in a profit of more than 100% above Wilshires [sic] current stock price" (emphasis added).

Our client believes that calling for the sale of the Company in a weak market for both real estate and mergers and acquisitions is tantamount to supporting a fire sale of the Company. In a slide presentation filed with the SEC on March 4, 2009, the Company noted that (i) the weak mergers and acquisition market, (ii) the terrible real estate market, (iii) the difficult funding environment and
(iv) the substantial growth opportunities available to the Company made a liquidation of the Company "in the near future" equivalent to a fire sale. The Company's statement in the March 12th Letter amplifies the Company's case for why a liquidation "in the near term" would likely amount to a fire sale. As support for this position, we note that a recent article by the National Association of Realtors, a copy of which is attached hereto as Annex A, stated that "[g]iven the freeze in commercial credit, investment activity in commercial real estate sectors has essentially halted." In addition, we note that a recent survey of the mergers and acquisitions market by KPMG International, a copy of which is attached hereto as Annex B, concluded that "2009 will see a continued fall in global mergers and acquisitions." Given such poor economic conditions, our client believes that a liquidation of the Company "in the near future" would likely only be accomplished at decreased, or "fire sale", prices.

In all future filings with the SEC, the Company will take care to ensure that each statement or assertion of opinion or belief is clearly characterized as such and will provide supporting


                                                                          Page 2
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CADWALADER


statements to each such opinion or belief each time such opinion or belief is stated. The Company confirms its understanding that referring to another person's statement does not insulate it from the requirement to comply with Rule 14a-9.

With respect to Bulldog's "hit and run" investing, we note that Bulldog has a history of pursuing a self-interested investment strategy, which has included situations where it agitates for changes at a company in which it has established an equity position, only to sell its shares back to the company or to a third party for a premium, thereby abandoning any plans to increase shareholder value in the company. Our client believes that Bulldog's prior conduct can fairly be characterized as "hit and run" investing.

By way of example, we note that Bulldog accepted greenmail in connection with its investment in the Seligman Select Municipal Fund, Inc. (the "Seligman Fund"). In that matter, Bulldog and Karpus Investment Management ("Karpus"), an ally of Bulldog, each had an equity position in the Seligman Fund when Karpus made a shareholder proposal that the investment management agreement between J. & W. Seligman & Co. Incorporated (the "Manager") and the Seligman Fund be terminated. After the proposal was made and prior to the fund's next annual meeting, Bulldog and Karpus sold their shares to the Chairman of the Seligman Fund, who also owned a substantial percentage of the Manager, in a transaction that was not available to other stockholders. In return, Bulldog and Karpus agreed not to conduct a proxy contest at the Seligman Fund for 25 years. See the
Schedule 13D, filed by George W. Karpus, President; Karpus Management, Inc., d/b/a Karpus Investment Management on August 25, 2006, a copy of which is attached as Annex C, and Exhibit 2 to Seligman Select Municipal Fund, Inc.,
Schedule 13D, filed by William C. Morris on October 24, 2006, a copy of which is attached as Annex D. In addition, we note, as the Company disclosed in its proxy statement, that Bulldog was willing to accept a premium for its shares and abandon the currently pending proxy contest if the Company was willing to offer a premium significantly above market price, which our client believes is a further example of Bulldog's willingness to engage in "hit and run" investing.

2. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. For example, you refer to Bulldog's "misdirection or deception."

In response to your comment, we direct your attention to the following Bulldog actions:


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CADWALADER


      o As we previously informed the Staff in our letters dated February 24th and March 5th, Messrs. Goldstein and Dakos appear to have engaged in conduct intended to manipulate the Company's stock price in the midst of the proxy contest. In our letters, we informed the Staff that on February 19th Bulldog sent a letter to the Company, which it subsequently filed in an amendment to its Schedule 13D, in which it proposed to conduct a tender offer for the Company's shares at a price of "$2 per share or a premium of approximately 100% above current levels." This letter resulted in the American Stock Exchange suspending trading in the Company's common stock, the price of which had increased based on Bulldog's "announcement" to a high of $1.69 per share, an approximately 76% increase over the opening price of the Company's stock, prior to the suspension of trading. When the Company subsequently clarified to the market in a press release that Bulldog is free to commence a tender offer whenever it so chooses and that in fact it had not commenced a tender offer, the Company's stock dropped back down to its pre-"announcement" price of approximately $1.00, demonstrating the (artificial) impact of Bulldog's letter on the stock. Even though the Company's stock price has subsequently returned to the trading levels it maintained prior to Bulldog's illusory tender offer, the shareholders that purchased the stock on its rapid ascent following the announcement of Bulldog's purported tender have suffered a harm which has not been redressed. Moreover, Bulldog has continued to make its illusory offer in subsequent letters and through its website for the purported tender offer, www.bulldoginvestorstenderoffer.com. As we previously informed the Staff, our client believes that Bulldog had at least two motives in communicating its phony tender offer proposal: (1) to make purchases by the Company's CEO or other persons who may vote against Bulldog in the ongoing proxy contest more costly and (2) to artificially drive up the price of the Company's stock to garner favor with Company stockholders prior to the proxy contest, each of which our client believes can be fairly characterized as misdirection and deception.

      o As we have previously indicated in our letters to the Staff dated January 9th and March 5th, it is impossible to discern from Bulldog's Schedule 13D filings who the entities and persons are that comprise the Bulldog group and, in fact, our client believes that Bulldog has failed to fully and accurately disclose all the members of its group and its ownership of Company stock in its Schedule 13D filings. In Amendment No. 13 to its Schedule 13D filed on January 5, 2009, Bulldog states that: "[a]s a result of the litigation recently initiated by the issuer against certain affiliates of the filing persons certain members of the filing group have withdrawn from the group." Bulldog reported its holdings in this


                                                                          Page 4
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CADWALADER


            amendment as 1,242,424 shares (15.67% of the Company's shares), which was a decrease of 492,032 shares (6.21% of the Company's shares) from the 1,734,456 shares (21.88% of the Company's shares) reported by Bulldog in Amendment No. 12. It was unclear at the time of the filing of Amendment No. 13 which members had withdrawn from the group because the names of the filing persons for the Schedule 13D--Bulldog Investors, Phillip Goldstein and Andrew Dakos--were unchanged from Amendment No. 12. As previously disclosed to the Staff, our client subsequently received a stockholder list prepared by its proxy solicitor which indicated that 6.21% of the Company's shares, or 492,032 shares (which equals exactly the number of shares "withdrawn" from Bulldog's Schedule 13D), are owned by funds that Bulldog appears to control, or at least act in concert with, with which it has done so for the past several years. Our client believes that apparent attempts to conceal beneficial ownership of shares of the Company's stock can be fairly characterized as misdirection and deception.

      o Furthermore, Bulldog's definitive proxy statement, public filings and letters to the Company's shareholders contained what our client believes were materially false and misleading statements that impugned the character, integrity and personal reputation of the Company's management. For example, a Bulldog letter to shareholders dated February 20, 2009 contains the following statements concerning the leadership of the Company:

            o "Ms. Wilzig Izak appears to be either irrational or in denial."

            o "In addition, Ms. Wilzig Izak has a history of spending exorbitant amounts of stockholder money on personal vendettas that provide no conceivable benefit to Wilshire."

            o "People that have had dealings with Ms. Wilzig Izak have told us she is quirky, erratic and incompetent."

            o "Stockholders that gave Ms. Wilzig Izak the benefit of the doubt [in pursuing a merger] have learned a painful lesson about her credibility."

            o "...Mr. Swill [COO of the Company] has what might be considered to be a checkered past."


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CADWALADER


                  It is our client's belief that the above accusations, each of which is wholly without merit, are false and misleading with respect to material facts in violation of Rule 14a-9 under the Exchange Act.

            o Finally, we note that Bulldog solicited proxies using a deceptive proxy card posted on its internet website, www.2voteproxy.com. The proxy card on the website was materially different from the proxy card filed on February 20, 2009 by Bulldog with the SEC in its definitive proxy materials because (1) unlike the proxy card filed with the Commission, the proxy card on the website failed to identify on whose behalf the solicitation was made and (2) instead of specifying that Bulldog was soliciting the proxy, Bulldog instead only listed the Company's name at the top of the form of proxy, which created the appearance that the Company was soliciting the proxy. In addition, the proxy card on the website was changed from the proxy filed with the Commission to add the following "Quick Vote" option which stated: "Click this button to vote your shares following the trustees recommendation:" and was followed by a button labeled "Quick Vote", which, if pressed, filled in the proxy card in accordance with Bulldog's recommendations. Nowhere did the form of proxy provide the identity of the "trustees." This language created the false appearance that the Company was recommending that shareholders vote in accordance with Bulldog's recommendations. Our client believes that this conduct can be fairly characterized as misdirection and deception. We note that while Bulldog has subsequently amended this proxy card, the proxy card was in its deceptive form at the time the Company mailed the March 12th Letter.

As can be seen from the above examples, it is clear to our client that Bulldog has repeatedly engaged in deceptive and misleading tactics throughout the proxy contest.

3. Please comply with the comments above with respect to any future soliciting materials.

In all future soliciting materials, the Company will comply with the Staff's comments contained in the Comment Letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the March 12th Letter and that Staff comments or changes to disclosure in response to Staff comments on the March 12th Letter do not foreclose the SEC from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff


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CADWALADER


comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please address any comments or questions with respect to the foregoing to me at
(212) 504-5555.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block


cc: Sherry Wilzig Izak, Chairman of the Board and Chief Executive Officer, Wilshire Enterprises, Inc.


                                                                          Page 7
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                                     Annex A

Commercial Real Estate Activity Continuing To Decline

WASHINGTON, February 19, 2009

A sustained lack of credit and the economic slump will depress the commercial real estate market this year, according to a forward-looking index and forecast for the commercial real estate sectors published by the National Association of Realtors(R).

Lawrence Yun, NAR chief economist, said all components of the index declined. "The credit crunch has especially hammered down some components of NAR's commercial leading indicator," he said. "A lack of commercial credit is a serious threat to the overall economy. The Federal Reserve needs to use the Term Asset-Backed Securities Loan Facility (TALF) to provide liquidity and support for commercial mortgage-backed securities."

The Commercial Leading Indicator for Brokerage Activity(1) fell 6.0 percent to an index of 109.2 in the fourth quarter from a downwardly revised reading of
116.1 in the third quarter, and is 9.1 percent lower than an index of 120.1 in the fourth quarter of 2007. NAR's track of the commercial leading indicator dates back to 1990.

The slowing index means commercial real estate activity, as measured by net absorption and the completion of new commercial buildings, is likely to weaken further over the next six to nine months.

The Society of Industrial and Office Realtors(R), in its SIOR Commercial Real Estate Index, a separate attitudinal survey of 644 local market experts,(2) also expects a lower level of business activity in upcoming quarters. Ninety percent of respondents indicate leasing activity in their market is down, and vacancy rates are generally higher.

The SIOR index has declined for eight consecutive quarters and is 58.5 percentage points below the 100 point criteria that represents a balanced marketplace.

Given the freeze in commercial credit, investment activity in commercial real estate sectors has essentially halted, while continuing job losses are reducing the demand for space, according to NAR's latest COMMERCIAL REAL ESTATE OUTLOOK.(3)

Realtors(R) Commercial Alliance Committee chair Robert Toothaker said all sectors are down except for multifamily. "The apartment rental market is more stable simply because home sales are depressed," he said.

"The stimulus package is designed to create jobs, and that would eventually lead to an upturn in the commercial market," Toothaker said. "However, we need to quickly restore liquidity to commercial real estate lending so transactions can move forward and debt on existing properties can be rolled over."

The NAR forecast for four major commercial sectors analyzes quarterly data in the office, industrial, retail and multifamily markets. Historic data were provided by Torto Wheaton Research.

Office Market

Losses in the job market continue to reduce demand for office space. Vacancy rates are projected to increase to 16.7 percent in the third quarter of 2009 from 13.4 percent in the third quarter of 2008.

Annual rent in the office sector is expected to decline 4.2 percent this year following a 0.4 percent dip in 2008. In 57 markets tracked, net absorption of office space, which includes the leasing of new space coming on the market as well as space in existing properties, is seen as a negative 77.4 million square feet in 2009.

Industrial Market

The industrial sector is now beginning to feel the impact of the global economic slowdown, which is reducing the demand for exports. Vacancy rates in the industrial sector are forecast to rise to 12.2 percent in the third quarter of 2009 from 10.7 percent in the third quarter of last year.

Annual rent is estimated to fall 4.1 percent this year, after declining 0.8 percent in 2008. Net absorption of industrial space in 58 markets tracked should be a negative 148.1 million square feet this year. Because much of recent construction has been built to suit specific needs, many obsolete structures are on the market.

Retail Market

The slowdown in consumer spending has hit retailers hard. The retail vacancy rate will probably rise to 13.4 percent in the third quarter of this year from
9.8 percent in the third quarter of 2008. Average retail rent is expected to fall 9.0 percent this year; it declined 2.0 percent in 2008. Net absorption of retail space in 53 tracked markets will likely to be a negative 49.8 million square feet this year.

Multifamily Market

The apartment rental market - multifamily housing - has held its own as a result of depressed home sales as potential buyers seek rental housing. Multifamily vacancy rates are forecast to edge up to 6.0 percent in third quarter of this year from 5.8 percent in the third quarter of 2008.

Average rent is projected to grow 1.7 percent this year, following a 2.9 percent gain in 2008. Multifamily net absorption should be 127,500 units in 59 tracked metro areas in 2009.

The COMMERCIAL REAL ESTATE OUTLOOK is published by the NAR Research Division for the Realtors(R) Commercial Alliance. The RCA, formed by NAR in 1999, serves the needs of the commercial market and the commercial constituency within NAR, including commercial members; commercial committees, subcommittees and forums; commercial real estate boards and structures; and NAR affiliate organizations.

Organizations in the RCA include the CCIM Institute, the Institute of Real Estate Management, the Realtors(R) Land Institute, the Society of Industrial and Office Realtors(R), and the Counselors of Real Estate. The RCA also provides commercial products and services.

More than 81,000 NAR members offer commercial services, and 60,000 of those are currently members of the RCA.

# # #

(1) NAR's commercial leading indicator is a tool to assess market behavior in the major commercial real estate sectors. That index incorporates 13 variables that reflect future commercial real estate activity, weighted appropriately to produce a single indicator of future market performance, and is designed to provide early signals of turning points between expansions and slowdowns in commercial real estate.

The 13 series in the index are industrial production, the NAREIT (National Association of Real Estate Investment Trust) price index, NCREIF (National Council of Real Estate Investment Fiduciaries) total return, personal income minus transfer payments, jobs in financial activities, jobs in professional business service, jobs in temporary help, jobs in retail trade, jobs in wholesale trade, initial claims for unemployment insurance, manufacturers' durable goods shipment, wholesale merchant sales, and retail sales and food service.

NAR reviewed a wide variety of indicators, examined the relationships of indicators that demonstrated a historical impact on commercial real estate, and modeled a forward-looking index based on historic trends. Although individual indicators sometimes move in opposite directions, together they offer a better indication of future market activity.

Quarterly data for 13 selected series were reviewed back through the first quarter of 1990. The modeling demonstrated a change in commercial brokerage activity that could be seen two quarters later as measured by net absorption in the industrial and office sectors, and the completion of new commercial buildings as measured by the value of building construction put-in-place of office, warehouse, retail and lodging structures. An index of 100 is defined as the level of commercial real estate market activity during the first quarter of 1990, the first period to be analyzed.

(2) The SIOR Commercial Real Estate Index, conducted by SIOR and analyzed by NAR Research, is a diffusion index based on market conditions as viewed by local SIOR experts. For more information, contact Richard Hollander, SIOR, at 202/449-8200.

(3) Publication of additional analysis, including metropolitan data, will be posted under Economists' Commentary in the Research area of Realtor.org over the next three weeks.

The next commercial leading indicator index, forecast and market report will be released on May 20.

For more information, please visit:
www.realtor.org/research_secured/research/reportscommercial

                                     Annex B

[KPMG LOGO]

FINAL RELEASE

                                    Contact: Irene Vasilakopoulos
                                             KPMG Corporate Finance LLC
                                             410-949-8733
                                             ivasilakopoulos@kpmg.com

KPMG Corporate Finance's Global M&A Predictor Indicates Global Deal Activity Set To Hit Bottom in Q2/Q3, With Gradual Recovery From Late 2009

      o     Prospective valuations decline significantly across all regions;

      o     Balance sheet capacity deteriorating;

      o KPMG Corporate Finance believes its analysis signals the low point for global M&A deal activity in Q2/Q3 2009 but with deep discounts in valuations in some sectors attracting confident buyers with liquidity.

Baltimore, Md., (January 12, 2009) - KPMG Corporate Finance's Global M&A Predictor forecasts that 2009 will see a continued fall in global mergers and acquisitions (M&A) but that deal activity should slowly return late in the year as liquidity improves and attractive value is recognized in certain sectors.

The latest Predictor - a forward looking survey of 1,000 leading companies' estimated net debt to EBITDA ratios and prospective Price to Earnings (PE) ratios - reveals a significant fall in 12- month forward corporate valuations and therefore appetite to do deals (down globally 22.2 percent from 15.3x at the end of May 2008 to 11.9x at the end of November 2008). Forecast net debt to EBITDA ratios have moved from 0.93x to 1.06x, a 13.5 percent deterioration, signaling a decreasing capacity to do deals.

Stephen Gaines, Head of KPMG Corporate Finance U.S., commented "Findings from our latest Predictor confirm our view that 2009 will be a very subdued year for M&A activity. We expect global deal volumes to continue to fall through Q3 as the lack of credit availability and concerns about the global economy reduce the appetite and capacity for doing deals."

"However, our detailed analysis of the results of KPMG Corporate Finance's Predictor, coupled with historic M&A cycle trends, leads us to believe that there are indications that the corner may well be turned late in the second half of this year. I believe that those people who ended 2008 feeling battle fatigued in the face of endless bad news stories have started the New Year with a more positive outlook on the deals market - something which may be facilitated by the opportunities which will inevitably emerge for value investors in certain regions and sectors. I also believe that the market players to watch will be those able to execute cash deals such as strategic buyers who continue to have significant cash reserves, as well as some sovereign wealth funds. Within 12 months, I think we will start to see some clear signals of a slow, but purposeful, recovery in the M&A transactions marketplace. A reliable indicator that this time has arrived will be when quality assets come on the market and go for reasonable, rather than fire-sale, prices, and after private equity can again compete effectively in a broad range of auctions."

When KPMG Corporate Finance's Predictor of June 2007 called the top of the M&A market, the latest peak in global deal activity was followed by a significant decline in the average value in deals. Heading into 2008, the January Predictor then provided compelling evidence of a decreasing appetite for deals and a deterioration in the capacity to do deals across all regions and all sectors. By Q2/Q3 of 2009, the latest Predictor indicates that the point will come where deal appetite will improve as cash-rich investors find it hard to resist the deep value in the market. This forecast pick-up in M&A activity, if it materializes, may provide one of the positive indicators needed by economic commentators if they are to signal an upturn in the broader economy.

Stephen Gaines continued, "While this M&A downturn is different from previous ones in character, I think we can draw some parallels between the current situation in the deals market and how we emerged from one of the last big deals recession in the early 1990s. I am feeling very optimistic that we will see a similar pattern emerge this year and next, and that by the close of 2010 the M&A downturn will be behind us, with a sustained recovery in transactional activity."

Forecast M&A activity by world region

For the first time, the Predictor indicates a declining valuation trend in all regions of the world (see Figure 1) demonstrating the global decline in M&A activity. As last time, the region which had the biggest drop in valuation was Africa and Middle East (PEs down 31.6 percent from 13.3x to 9.1x). Latin America had the second largest fall (28.7 percent from 16.1x to 11.5x) followed by North America (24.6 percent down from 15.9x to 12.0x). In contrast to the last Predictor in which Europe experienced the second largest fall, six months on, Europe saw the second smallest fall (21 percent from 13.5x to 10.7x) behind Asia Pacific (down 19.9 percent from 17.0x to 13.6x).

Although the capacity to do deals (see Figure 1) has decreased with the global forecast of net debt to EBITDA ratio moving from 0.93x to 1.06x, some regions have seen an improvement in their balance sheets. Latin America and Africa and the Middle East bucked the trend and both saw improvements of 3.2 percent and
35.7 percent respectively, with Africa and the Middle East ratio of 0.33x, the most modest of all. Europe maintains its position as having the highest regional ratio of 1.15x having moved from 0.97x, a deterioration of 19.0 percent. The ratio that saw the greatest decline was Asia Pacific at 28.1 percent, which now stands at 1.14x. North America saw the smallest decline from 0.94x to 0.95x.

Forecast M&A Activity by Global Sector

The Predictor has shown a decline in forward PE valuation across all sectors, with Technology (18.4x to 12.6x), Basic Materials (13.8x to 9.6x), and Industrials (15.5x to 11.1x) registering the most significant deterioration. Unlike the previous Predictor, Oil & Gas fell significantly (11.8x to 8.6x) along with Telecommunications (14.1x to 10.8x), Consumer Services (17.0x to 13.5x), and Health Care (15.5x to 12.5x). The smallest decline was the Consumer Goods sector (16.2x to 14.6x).

Utilities and Industrials continue to maintain the highest debt ratios, with net debt to EBITDA at 2.68x and 2.27x respectively. The Technology sector continues to show net cash which reflects a traditional balance sheet structure for this peer group but Healthcare has moved from a net cash position to one of net debt.

Contrary to the last Predictor, the net debt to EBITDA ratio for Oil & Gas has weakened from 0.34x to 0.48x (though Oil and Gas retains the strongest balance sheets of all sectors except for Technology and Healthcare), which is a reflection of the falling oil price estimates, while Consumer Services has improved from 1.21x to 1.10x.

No sectors/regions have shown improvement in both valuation and balance sheet capacity in the last six months, providing evidence that all sectors and regions have seen a decrease in both appetite and capacity.

Media inquiries:

Irene Vasilakopoulos
KPMG Corporate Finance LLC
410-949-8733
ivasilakopoulos@kpmg.com

Notes to Editors: KPMG Corporate Finance's Global M&A Predictor tracks 12 month forward Price to Earnings (PE) multiples and estimated net debt to earnings before interest, tax, depreciation, and amortization (EBITDA) ratios to track and establish the potential direction of M&A activity.

KPMG's Global 1,000 comprises 1,000 of the largest companies in the world by market capitalization, with a representative weighting of countries and sectors, to help ensure appropriate inclusion. A Global 1,000 panel of KPMG firms' professionals sits every half-year and reviews the constituents of the index to seek to ensure that it remains reflective of global changes in regional and sector weightings.

The data is sourced from FactSet, the corporate earnings estimates data provider. KPMG calculates 12 months forward PE ratios (expressed as a multiple) for each qualifying company of the 1,000, and aggregates these into regions and sectors to aid comparison. This valuation tool is used due to its transparency, the ready availability of data and widespread acceptance in the investment community. Our PEs test for "paper capacity" i.e. the relative ability of companies, sectors and regions to originate deals using shares only.

Net debt to EBITDA is calculated using estimates from FactSet, again by each company in our 1,000, and is a respected ratio that indicates capital structure and financial gearing. This ratio tests for "debt capacity" - that is, the relative ability of companies, sectors, and regions to originate deals using debt only.

By comparing both sets of forward looking ratios, with sectors and regions weighted by market capitalization, KPMG's Global M&A Predictor attempts to identify changes over time that could imply trends in appetite for deals and indeed capacity for deals. It also attempts to compare and contrast sector regions to highlight possible areas of deal flow. (Note: Net debt/EBITDA ratio calculations are considered not relevant (for the Predictor's purposes) in the financial services and property sectors. These sectors have therefore been excluded from this analysis.)

About KPMG Corporate Finance LLC

KPMG Corporate Finance LLC is a U.S. subsidiary of KPMG LLP, the UK member firm of KPMG International, a Swiss cooperative. With offices in Atlanta, Austin, Baltimore, Chicago, Dallas, Long Island, Los Angeles, Orange County (California), and New York, the subsidiary provides a range of independent, investment banking services to clients throughout the U.S. and the rest of the world. Globally, KPMG Corporate Finance provides a range of independent, investment banking services internationally and comprises more than 2,100 investment banking advisory professionals operating in 60 countries. KPMG's Corporate Finance practice provides strategic advisory and deal management services covering mergers and acquisitions, sales and divestitures, buy-outs, financings, restructurings, fairness opinions, infrastructure project finance and other advisory initiatives.

In 2008, as a leading financial adviser, KPMG's Corporate Finance practice completed 390 deals totaling US$51.5 billion, according to Thomson Financial's global M&A league tables. (January 2, 2009).

KPMG Corporate Finance LLC, a U.S. limited liability company, is a member of FINRA and is registered as a broker dealer with the SEC. KPMG Corporate Finance LLC is a subsidiary of KPMG LLP, a UK limited liability partnership and the UK member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

About KPMG

KPMG is a global network of professional firms providing Audit, Tax and Advisory services. We operate in 145 countries and have 123,000 people working in member firms around the world. The independent member firms of the KPMG network are affiliated with KPMG International, a Swiss cooperative. Each KPMG firm is legally distinct and a separate entity, and describes itself as such.

KPMG International performs no professional services for clients nor, concomitantly, generates any revenue.

Dealogic is a leading supplier of relationship management, transaction execution and information systems for the investment banking industry. With offices throughout the world, Dealogic offers coverage of global capital markets and corporate finance activity.

Figure 1:

                               [GRAPHIC OMITTED]

Figure 2:

                               [GRAPHIC OMITTED]

###

                                     Annex C

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      Seligman Select Municipal Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    816344105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           George W. Karpus, President
                            Karpus Management, Inc.,
                       d/b/a Karpus Investment Management
                                183 Sully's Trail
                            Pittsford, New York 14534
                                 (585) 586-4680
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

--------------------------------------------------------------------------------
CUSIP No.: 816344105

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)

AF

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization

New York

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each reporting Person With:

      7. Sole Voting Power

      435,237

      8. Shared Voting Power

      N/A

      9. Sole Dispositive Power

      435,237

      10. Shared Dispositive Power

      N/A

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

435,237

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

3.28%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)

IA

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

Common Stock

Seligman Select Municipal Fund, Inc.
100 Park Avenue, 8th Floor
New York, New York 10017

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), George
W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM's principal place of business and principal office is:
183 Sully's Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 435,237 shares of SEL on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 3.28% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed-end funds, the profile of SEL fit the investment guidelines for various Accounts. Shares have been acquired since February 12, 1999.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 435,237 shares, which represents 3.28% of the outstanding shares. Jo Ann Van Degriff presently owns 1971.72 shares. Ms. Van Degriff bought shares on July 10, 2001 at $10.28 (500 shares), July 11, 2001 at $10.28 (200 shares), July 12, 2001 at $10.28 (1,300 shares), December 13, 2005 at $9.68 (2,100 shares), June 22,
2006 at $9.56 (30 shares) and June 23, 2006 at $9.58 (71.72 shares). Ms. Van
Degriff sold shares on October 17, 2003 at $10.72 (2,000 shares) and February 21, 2006 at $10.31 (200 shares). George Karpus presently owns 1,650 shares. Mr. Karpus purchased shares on June 8, 2000 at $9.31 (7,000 shares). Mr. Karpus sold shares on July 18, 2001 at $10.12 (3,000 shares), August 31, 2004 at $10.82 (200 shares), September 13, 2004 at $10.81 (100 shares), September 14, 2004 at $10.86 (100 shares), September 17, 2004 at $10.98 (100 shares), September 20, 2004 at $10.96 (300 shares), September 22, 2004 at $10.90 (100 shares), September 24,
2004 at $10.93 (100 shares), October 18, 2004 at $10.72 (200 shares), October
19, 2004 at $10.70 (100 shares), October 26, 2004 at $10.71 (100 shares),
November 2, 2004 at $10.79 (100 shares), September 9, 2005 at $10.46 (100 shares), September 12, 2005 at $10.49 (400 shares), September 13, 2005 at $10.57 (50 shares), September 20, 2005 at $10.37 (50 shares) and February 21, 2006 at $10.31 (150 shares). Karpus Management, Inc. presently owns 1,300 shares which it purchased on December 20, 2005 at $9.69 (200 shares), July 13, 2006 at $9.62 (100 shares) and August 15, 2006 at $9.74 (1,000 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 7.39%. Urbana Partners, L.P. currently owns 3,000 shares of SEL. None of the other principals of KIM own shares of SEL.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

      Date        Shares   Price Per Share
      ---------   ------   ---------------

      6/29/2006      700             $9.55
      6/30/2006    3,300             $9.59
      7/10/2006    3,000             $9.64
      7/13/2006    5,850             $9.62
      7/17/2006      300             $9.61
      7/20/2006      600             $9.60
      7/24/2006    2,000             $9.64
      7/26/2006      100             $9.64
      7/28/2006      200             $9.66
      8/10/2006      800             $9.83
      8/15/2006    4,000             $9.74
      8/18/2006    4,800             $9.82
      8/21/2006   28,200             $9.81
      8/23/2006   10,600             $9.85
      8/24/2006    8,000             $9.84

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SEL securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of SEL pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:    /s/
Name:  Dana R. Consler
Title: Senior Vice President
Date:  August 25, 2006

                                    EXHIBIT 1
                               Letter to the Fund
                           Transmitted August 25, 2006

VIA FACSIMILE & OVERNIGHT MAIL

Mr. Frank Nasta, Fund Secretary                                  August 25, 2006
Seligman Select Municipal Fund, Inc.
100 Park Avenue
New York, New York 10017

Re:   Seligman Select Municipal Fund, Inc.

Mr. Nasta:

Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), submits the following proposal and supporting statement regarding termination of the investment management agreement between Seligman Select Municipal Fund, Inc. ("SEL" or the "Fund") and J. & W. Seligman & Co. Incorporated for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting"):

      RESOLVED: The Fund's investment management agreement with J. & W. Seligman & Co. Incorporated shall be terminated.

                              Supporting Statement:

      J. & W. Seligman & Co. Incorporated is the investment manager of our Fund. Multiple recent public instances show that Fund management is hopelessly intertwined with the Board and does not have shareholders' interests in mind.

      Instance 1: Despite being marked by a flattening yield curve over the last year, our Fund's management has chosen to continue to utilize a high level of leverage. Due to this, our Fund has underperformed the 10-year Lehman Brothers Municipal Bond Index by 1.035%! In fact, due to an inherent conflict of interest, Fund management has no incentive to reduce leverage because it also collects fees based on the amount of leverage it employs. How can it be justified that the use of a high amount of leverage in a flattening yield curve environment is in shareholders best interests?

      Instance 2: Since February 2004, our manager has been in discussions with the New York staff of the Securities and Exchange Commission and the Attorney General's Office. The Attorney General's Office has said that its inquiry involves apparent fraudulent conduct in Seligman's secret arrangements with certain preferred customers, permitting these preferred customers to engage in mutual fund timing activities that negatively impacted the investment returns to long-term shareholders in the Seligman funds affected. What's more, according to court documents, the President of our Fund, Brian T. Zino, and the Chairman of our Board, William Morris, own approximately 85% of our manager. How can it be justified that this conflict of interest is in shareholders best interests?

      Instance 3: Seligman manages many other funds, and has manipulated corporate governance procedures in other funds which it manages by changing bylaws and amending voting quorum requirements to suit its best interests. How can it be justified that changing rules agreed to by shareholders and Fund management is in shareholders best interest?

      Ultimately, our investment manager's actions have been taken at the expense of shareholders. We do not wish to see the same conflicted fund management and manipulative practices continue. Join us in telling our Board that you are not satisfied with a manager who doesn't have your best interests in mind. Vote FOR the termination of our Fund's management agreement with J. & W. Seligman & Co. Incorporated.

Karpus intends to attend the referenced meeting either in person or by proxy. Additionally, as is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A. evidencing that Karpus has continuously and beneficially owned shares of the Fund with a value of $2,000 or more for at least a one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the date of the Meeting. Sincerely,

/s/

Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

                                     Annex D

                                    EXHIBIT 2

                            STOCK PURCHASE AGREEMENT

            AGREEMENT, dated as of October 18, 2006, by and among Phillip Goldstein and each of the persons and entities listed on Schedule A to this Agreement (each a "Seller" and collectively, the "Sellers"), and William C. Morris (the "Purchaser").

            WHEREAS, the Sellers own shares (the "Shares") of common stock ("Common Stock") of Seligman Select Municipal Fund, Inc. (the "Fund"), in the names and in the amounts set forth on Schedule A to this Agreement; and

            WHEREAS, the Purchaser wishes to purchase Shares from the Sellers, and the Sellers wish to sell their Shares to the Purchaser.

            NOW, THEREFORE, in consideration of the premises and agreements herein set forth, and in the spirit of cooperation and good faith, the parties hereby agree as follows:

SECTION 1. Definitions.

            1.1 "Affiliated Person" has the meaning set forth in Section 2(a)(3) of the 1940 Act and shall apply to both present and future Affiliated Persons. Affiliated Persons of a Seller shall also include any investment advisory client of such Seller, and any Affiliated Person of such client. In the case of Mr. Goldstein, Affiliated Person shall include any Person as defined in Section 1.5, of which Mr. Goldstein now serves or hereinafter may serve as principal, officer, director, general partner, limited partner, trustee or other similar capacity. In the case of any Affiliated Person who is a natural Person, Affiliated Person shall include such person's present or former spouse, children and any other person who shares a residence with such person. Affiliated Persons of the Fund shall also include J. & W. Seligman & Co. Incorporated and its Affiliated Persons and related persons.

            1.2 "1940 Act" means the Investment Company Act of 1940, as amended.

            1.3 "Voting Securities" has the meaning set forth in Section 2(a)(42) of the 1940 Act.

            1.4 "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest or preferential arrangement of any kind or nature whatsoever.

            1.5 "Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

SECTION 2. Purchase and Sale of Shares

            2.1 On the closing date set forth in Section 2.2, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, the number of Sellers' Shares set forth on Schedule A hereto at a price per Share equal to 93% of the net asset value per Share as of the close of business of the New York Stock Exchange on the date two business days prior to the Closing Date, payable in immediately available United States funds. At the closing, (a) each Seller shall deliver to the Purchaser a certificate or certificates representing the Seller's Shares, together with stock powers duly executed in blank or duly executed instruments of transfer, or via book entry to an account specified by the Purchaser for any Seller's Shares that may be in book entry form at The Depository Trust Company, or by such other method of transfer as may be mutually agreed to by the Purchaser and the Seller, and (b) the Purchaserve Sellers by wire transfer of immediately available funds to accounts designated by the respective Sellers pursuant to wire instructions delivered to the Purchaser at least two business days prior to the closing, or by such other method of transfer as may be mutually agreed to by the Purchaser and the Seller.

            2.2 The closing shall take place on November 20, 2006 at 10:00 a.m. at the offices of Dechert LLP, 30 Rockefeller Plaza, 23rd Floor, New York, New York, or at such other time and place as the parties hereto may mutually agree in writing.

SECTION 3. Representations and Warranties of the Sellers. Each Seller represents and warrants to the Purchaser, with respect to such Seller as follows:

            3.1 The Seller is the beneficial owner of the Shares set forth opposite the name of the Seller on Schedule A (the "Seller's Shares"), and either the Seller or Mr. Goldstein has sole voting and dispositive power over the Seller's Shares. The Seller will sell all of the Seller's Shares to the Purchaser pursuant to this Agreement.

            3.2 There are no Liens against the Seller's Shares. At the closing, the Seller will deliver to the Purchaser the Seller's Shares, and the Purchaser will acquire good and valid title to the Seller's Shares, free and clean of all Liens, other than any Liens than may be imposed or created by the Purchaser.

            3.3 There are no undisclosed interests, present or future, in the Seller's Shares, nor does the Seller know of any assertion of such an interest.

            3.4 The Seller is duly authorized to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

            3.5 The Seller is not required by any provision of federal, state, or local law to take any further action or to seek any governmental approval prior to the sale by the Seller of the Seller's Shares.

            3.6 There are no provisions of any contract, indenture, or other instrument to which the Seller is a party or to which the Seller's Shares are subject which would prevent, limit or condition the sale and transfer of the Seller's Shares to the Purchaser, or the consummation of the transactions contemplated hereby by the Seller.

            3.7 The Seller does not have any options, warrants, or other rights to acquire shares of Common Stock of the Fund.

SECTION 4. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the other parties as follows:

            4.1 The Purchaser is duly authorized to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

            4.2 The Purchaser is not required by any provision of federal, state or local law to take any further action or to seek any governmental approval prior to the purchase by the Purchaser of the Shares.

            4.3 There are no provisions of any contract, indenture, or other instrument to which the Purchaser is a party which would prevent, limit or condition the purchase of the Sellers' Shares by the Purchaser or the consummation of the transactions contemplated hereby by the Purchaser.

SECTION 5. Covenants of the Sellers. Each Seller hereby covenants, with respect to itself, to the Purchaser as follows:

            5.1 From the date of this Agreement, the Seller shall take no action that would encumber or restrict the Seller's Shares or their sale or transfer.

            5.2 From the date of this Agreement, the Seller shall not grant any options or other rights or interests in the Seller's Shares, or sell or hypothecate the Seller's Shares to any person other than the Purchaser.

SECTION 6. Covenants of the Sellers. Each Seller hereby covenants, with respect to itself and its Affiliated Persons, to the Purchaser as follows:

            6.1 From the date of this Agreement, such person will not, directly or indirectly, alone or in concert with others, (a) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership of any Voting Securities of the Fund, including rights or options to acquire such ownership, unless such person shall acquire such Voting Securities pursuant to all of the conditions of Section 6.2 at the time of the acquisition; (b) initiate or encourage, or in any way participate in, any litigation, or seek to initiate or encourage any regulatory action or proceeding, against or on behalf of the Fund or any of its Affiliated Persons; (c) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated by the Securities and Exchange Commission pursuant to Section 14 of the Securities Exchange Act of 1934, disregarding clause (iv) of Rule 14a-1(l)(2) and including any solicitation that would otherwise be exempt pursuant to Rule 14a-2(b)), relating to the Fund's Voting Securities; call, or in any way participate in a call for, any meeting of stockholders of the Fund, or for any action by written consent of stockholders; request, or take any action to obtain or retain any list of holders of any securities of the Fund or otherwise seek to inspect any books or records of the Fund; initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, one or more stockholder proposals relating to the Fund; (d) deposit any Voting Securities in a voting trust or subject them to any voting agreement or arrangements; (e) form, join or in any way participate in a group with respect to any Voting Securities (or any securities the ownership of which would make the owner thereof a beneficial owner of Voting Securities); (f) otherwise act to control or influence the Fund or the management, board of directors, policies or affairs of the Fund including, without limitation, (i) soliciting or proposing to effect or negotiate any amendment to the bylaws of the Fund, or any form of business combination, restructuring, recapitalization, open-ending, liquidation, repurchase of shares or other extraordinary transaction involving the Fund, its securities or assets or (ii) proposing any candidates for election to the board of directors or otherwise seeking board representation or the removal of any directors or a change in the composition or size of the board of directors of the Fund; (g) take any action or disclose any intent, purpose, plan or proposal with respect to this Agreement or the Fund, its Affiliated Persons or the management, policies or affairs or securities or assets of the Fund or its Affiliated Persons that is inconsistent with this Agreement, including any action, intent, purpose, plan or proposal that is conditioned on, or would require, waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require the Fund or any of its Affiliated Persons to make any public disclosure relating to any such intent, purpose, plan, proposal or condition; or (h) assist, advise, encourage or have discussions with any person with respect to, or seek to do, any of the foregoing.

            6.2 Section 6.1 notwithstanding, any such person may acquire Voting Securities of the Fund if such person immediately notifies the Fund in writing of the acquisition of such Voting Securities, specifying the name in which such Voting Securities are owned, and such person delivers to the Fund a written undertaking to vote such Voting Securities in all instances in accordance with the recommendations of the Board of Directors of the Fund.

            6.3 Each Seller will use best efforts to cause its Affiliated Persons to observe each provision of this Agreement as if such Affiliated Person were a party to this Agreement.

            6.4 Each Seller agrees that the Purchaser, without prejudice to any rights to judicial relief the Purchaser may otherwise have, shall be entitled to seek equitable relief, including injunctive relief, in the event of any breach of the provisions of this Agreement. Each Seller agrees that (i) neither he/it nor, subject to Section 6.3, any of his/its Affiliated Persons will oppose the granting of such relief on the basis that the Purchaser has an adequate remedy at law and (ii) each Seller, jointly and severally, will pay any reasonable fees that the Purchaser may incur in enforcing this Agreement.

            6.5 Each Seller agrees that no failure or delay by the Purchaser in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any such right, power or privilege.

SECTION 7. Conditions to Closing

            7.1 The obligations of the Purchaser to effect the transactions contemplated hereby shall be subject to each of the following conditions, any one or more of which may be waived in writing by the Purchaser in whole or in part: (a) each of the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects, when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date); (b) the Sellers shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the respective Sellers at or prior to the Closing Date; (c) the Sellers shall have delivered to the Purchaser certificates, in genuine and unaltered form, representing all of the Sellers' Shares duly endorsed in blank, for transfer to the Purchaser, or arranged to take such steps, as may be necessary to transfer to the Purchaser any of Sellers' Shares in electronic book entry form; and (d) the Sellers shall have delivered to the Purchaser such other agreements, documents and instruments reasonably requested by the Purchaser to effectuate the transactions contemplated hereby.

            7.2 The obligations of the Sellers to effect the transactions contemplated hereby shall be subject to each of the following conditions, any one or more of which may be waived in writing by the respective Sellers in whole or in part: (a) each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects, when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date); (b) the Purchaser shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date; and (c) the Purchaser shall have delivered to the Sellers such other agreements, documents and instruments reasonably requested by the respective Sellers to effectuate the transactions contemplated hereby.

SECTION 8. Miscellaneous.

            8.1 All representations and warranties of the Sellers and the Purchaser, and all covenants of the Sellers, shall survive the Closing Date, and shall bind the respective parties and their heirs and assigns as to any breach thereof not disclosed in writing or known to the parties prior to the Closing Date.

            8.2 The parties hereto agree that the Fund is a third party beneficiary of the covenants of the Sellers in this Agreement, and is entitled to all rights, benefits and remedies of the Purchaser under this Agreement in respect thereof.

            8.3 This Agreement shall be construed in accordance with and governed by the laws of the State of New York (without regard to the principles of conflict of laws thereof).

            8.4 This Agreement may be amended, modified or supplemented only by written agreement of all parties hereto.

            8.5 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

            8.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            8.7 If any provision contained in this Agreement or the application thereof to any party or any Affiliated Person of any Seller, or any other person or circumstance, shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, the parties hereto shall negotiate in good faith to agree upon a suitable and equitable provision to effect the original intent of the parties.

            8.8 The parties hereto agree that, except to the extent otherwise required by law or order of a court of competent jurisdiction, such party (and in the case of a Seller, its Affiliated Persons), will not communicate, directly or indirectly, in any way with anyone, other than counsel to such party who agrees to be bound by the terms of this Section 8.8, as to any litigation, or the negotiations or circumstances leading to the execution of this Agreement, or as to the terms of this Agreement or the parties to this Agreement, except to the extent of referring to this obligation of confidentiality in response to unsolicited communications relating thereto.

            8.9 Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

            8.10 This Agreement shall terminate 25 years from the date hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                        ________________________________________________________
                        Phillip Goldstein


                        OPPORTUNITY PARTNERS L.P.

                        By: Kimball & Winthrop, Inc., its general partner


                        By _____________________________________________________
                           Phillip Goldstein, President


                        CALAPASAS INVESTMENT PARTNERSHIP L.P.


                        By _____________________________________________________
                           Phillip Goldstein, pursuant to a Power of Attorney


                        OPPORTUNITY INCOME PLUS L.P.

                        By: SPAR Advisors LLC, its general partner


                        By _____________________________________________________
                           Phillip Goldstein, Managing Member


                        MERCURY PARTNERS L.P.


                        By _____________________________________________________
                           Phillip Goldstein, pursuant to a Power of Attorney


                        STEADY GAIN PARTNERS L.P.


                        By _____________________________________________________
                           Phillip Goldstein, pursuant to a Power of Attorney


                        FULL VALUE PARTNERS L.P.

                        By: Full Value Advisors LLC, its general partner


                        By _____________________________________________________
                           Phillip Goldstein, Managing Member


                        HOFFINGER FAMILY PARTNERSHIP


                        By _____________________________________________________
                           Phillip Goldstein, pursuant to a Power of Attorney


                        C.P.C. INC.


                        By _____________________________________________________
                           Phillip Goldstein, pursuant to a Power of Attorney


_______________________
William C. Morris

                                   Schedule A

                Name                    Number of Shares
-------------------------------------   ----------------
Opportunity Partners L.P.                    55,100
Calapasas Investment Partnership L.P.        15,630
Opportunity Income Plus L.P.                 10,000
Mercury Partners L.P.                        15,000
Steady Gain Partners L.P.                    12,100
Full Value Partners L.P.                     48,100
Hoffinger Family Partnership                  3,200
C.P.C. Inc                                   15,000
Philip Goldstein and Judy Goldstein           5,000